Exhibit 99.1

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tel.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital

5,909,418,282.50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total Launches Tempa Rossa Field Development in Italy

Paris, July, 25, 2012 – Total has made the final investment decision for the Tempa Rossa field in the Basilicata region of southern Italy.

Operated by Total (75%) alongside Shell (25%), the Tempa Rossa field is scheduled to come on stream in early 2016, producing 50,000 barrels of oil per day at plateau, along with 230,000 cubic meters of natural gas and 240 metric tons of LPG. Italy’s oil production will increase nearly 40% as a result. The project represents an investment of €1.6 billion.

“Development of the Tempa Rossa field is a significant achievement for Total. It is one more in a long line of projects whose start-up will sustain the Group’s production growth in the next few years,” commented Yves-Louis Darricarrère, President of Total Exploration & Production. “The field has significant potential and will make a strategic contribution to regional economic development.”

The project consists of building a production and processing center for the oil and gas, an LPG storage center, and a tie-in to the Val d’Agri-Taranto pipeline, which will carry the oil to the Taranto refinery in the Apulia region, from which it will be exported. The capacity of the oil pipeline and the refinery’s tank farm and port terminal will be expanded to handle the increase.

Tempa Rossa is located in the southern Apennines, at an altitude of 1,000 meters. Lying more than 4,000 meters beneath the surface, the field will be produced using eight wells, six of which have already been drilled.

In Italy, as in all its host countries, Total’s core concerns are ensuring the safety of people and assets, safeguarding the environment and supporting local communities.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tel.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 909 418 282,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total in Italy

Total is present across the oil value chain and in Chemicals and photovoltaic solar energy in Italy. Total E&P Italia SpA, the Group’s local exploration and production affiliate, also has interests in five exploration licenses located in the same region as the Tempa Rossa project.

Total’s main presence in the Supply & Marketing sector is through TotalErg, Italy’s number three petroleum product operator with a nearly 12% market share.

* * * * *

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com